Filed by Castlight Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company:     Jiff, Inc.
Registration Statement No:     333-215861

The following is an investor presentation given by Castlight Health, Inc. on March 7, 2017:

Investor Overview March 7, 2017

2 Safe Harbor Statement This presentation contains forward-looking statements regarding our trends, our strategies and the anticipated performance of our business, including our guidance for the full year of 2017. These statements are made as of today, and reflect management’s current views and expectations, and are subject to various risks, uncertainties and assumptions. If this presentation is viewed after today, the information in the presentation may no longer be current or accurate. We disclaim any obligation to update or revise any forward-looking statements. Please refer to the Company’s fourth quarter and full year 2017 financial results press release dated February 15, 2017, and the risk factors included in the company’s filings with the Securities and Exchange Commission for discussion of important factors that may cause actual events or results to differ materially from those contained in our forward- looking statements. The guidance provided in this presentation was made on February 15, 2017. The Company does not update its guidance intra-quarter through investor presentations such as this. This presentation also includes certain non-GAAP metrics, such as non- GAAP gross margin, operating expenses, and operating loss, that we believe aid in the understanding of our financial results. A reconciliation to comparable GAAP metrics, on a historical basis, can be found in the appendix section of this presentation.

3 Legend IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction between Castlight and Jiff, Castlight has filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215861), and this registration statement, as amended, was declared effective by the SEC on February 14, 2017. This registration statement contains a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction. Castlight and Jiff mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on February 24, 2017. Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff is included in the joint proxy statement/prospectus/information statement that Castlight has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

4 Castlight is a health benefits platform that engages employees to make better health decisions and enables benefit leaders to communicate and measure their programs

5 Health Benefits Today: low engagement & poor health decisions 73% of employees don’t fully understand their health benefits Program utilization is typically lower than 10% Employees pay up to 10X more for the same service Up to 20% of surgeries are unnecessary 5-6% increase in health spending each year for employers

6 Why aren’t employees engaged? Explosion of vendors Soaring consumer expectations Convoluted healthcare system

7 All-in-one wellbeing Deep partner integrations Motivating user experience 1 2 3 Comprehensive decision support Data-driven personalization Multi-channel outreach 1 2 3 Health Benefits Platform For employees Improve every aspect of their health experience: from staying healthy, to accessing care, to managing a condition For employers More efficient than ever before to engage with employees, purchase and deploy a wide range of benefit technologies, and measure impact The Solution: One End-to-End Platform

8 The Castlight Health Benefits Platform Integrate Engage Evaluate Targeted, timely communications to GUIDE employees to better decisions Simple, integrated way to help UNDERSTAND & ACCESS benefits Real-time INSIGHT into engagement with benefits and programs One end-to-end platform

9 Integrate Across medical, pharmacy, dental, behavioral health and third party programs Picking a doctor Deciding where to get urgent care Getting the most out a benefits plan Learning how to manage a chronic condition Example Decision Areas Cost Personalized cost estimates for the employee based on their specific plan design, network, and amount spent to date Education Content Consumer-oriented content, written by expert clinicians, that supports procedures, conditions, vaccines, labs, imaging, and more Quality 17 nationally endorsed sources of clinical quality for hospitals and physicians, including condition and procedure specific information Tracking finances (e.g. HSA spend, claims)

10 Engage Personalized employee experience based on their health journey Predict Health Risk Claims, demographics, and employee activity data drive identification of employee health status and potential future health conditions Recommend Best Options Individualized presentation of services and programs drives the employee to the right care and program at the right time Multi-Channel Outreach Proactive connection with employees where they are, via the channels most applicable to them

11 Evaluate Back Pain Diabetes Adult Preventative Care Start PT or chiropractic care Take a glucose test Complete a preventive service Individuals with lower back pain (who aren’t using PT or chiropractic care) Individuals with or at risk for diabetes (who have not had a glucose test) Adults who have not had a preventive service within one year About the Campaign Campaign Recommendation Impact on Preventive Services 2.7x increase 1.8x increase 1.7x increase Note: Early results from claims-based analysis aggregated from customers that have been deployed on Castlight Action for over 6 months

12 The Jiff Wellbeing Platform Central hub for wellbeing that drives employee engagement App store approach integrates with over 50+ solutions that sync seamlessly Mobile-first technology with a world- class user experience Model: PEPM-based subscription and service fees, contract terms typically three-years paid monthly, quarterly or annually

13 Jiff’s Motivating User Experience Personalized incentives Rewards tied to specific micro-behaviors that meet users where they are. Game mechanics Principles from online games and behavior science that make products stickier. Everyday engagement Engage the user every day with opportunities to stay healthy or improve health. Mobile-first design A consumer grade product that is always in your pocket, and easy to use.

14 Jiff’s Ecosystem & Deep Partner Integrations Incentivize specific targeted behavior deep within third party solutions Collect ‘digital exhaust’ on users for personalization and reporting Scalable Integration Framework Bi-directional flow of data Purchase a wide range of solutions directly thru Jiff Reseller Contracts Activity Tracking Food Tracking Sleep Tracking Fitness Tracking Biometrics HRA Health Coaching Nutritional Coaching Resilience Smoking Cessation Fertility / Pregnancy Parenting Cardiovascular Health Financial Health

15 Joint Value Proposition Engage employees with comprehensive wellbeing offering Interact with employees throughout the year Target most expensive conditions and employees Personalize incentives and deploy latest digital therapeutics Increase employee happiness while decreasing risk Improve efficiency of the health care system and quality of care Lower costs for and employer’s most expensive population Manage Conditions Real time intercept when your employee is about to become a patient Market-leading healthcare decision support, built in Simplify navigation for all benefit resources, globally Stay Healthy Access Care

16 The Power of the Castlight-Jiff Combination Most Comprehensive Health Benefits Platform • Addresses total employee population spanning wellbeing (Jiff) and decision support (CSLT) • Strong differentiation across product breadth, data, personalization, and ecosystem partnerships • Complementary strengths in channel partnerships Accelerated Growth Profile • Expected 2017 pro forma non-GAAP revenue: • $138-$142 million for the combined business • Combined business growth of 27%-30% (vs. 21% for CSLT standalone) Increased Scale • Combined business creates a clear path to larger scale, faster growth • Cost efficiencies driven by highly complementary business models

Financial Update

18 Executed on key priorities in 2016 Ramped adoption of our platform offering Set foundation for long-term growth Drove the business towards cash flow breakeven 2016 execution provides a strong start to 2017

19 Financial Highlights STRONG GROWTH HEALTHY MARGIN PROFILE SCALING BUSINESS $102M IN 2016 REVENUE 75% Q4 2016 GROSS MARGINS 90% REDUCTION IN Y/Y OPERATING LOSS IN 4Q 2016 $75 $102 2015 2016 35% Growth 59% 75% 4Q '15 4Q'16 -$14.9 -$1.5 4Q'15 4Q'16

20 Strong Balance Sheet Non-GAAP figures adjusted for Stock Based Comp, Capitalization and Amortization of Software, Litigation Settlement, charges related to reduction in force and acquisition related costs Cash at End of Q4 2016 Q4 2016 Cash Used in Operations $114.6 M ($1.7 M) CSLT/Jiff: CASH FLOW BREAKEVEN BY YEAR-END 2018 On a stand-alone basis, Castlight expects to reach cash flow breakeven by mid-2017

21 Standalone Pro Forma • Standalone revenue of $123M at the high-end • Non-GAAP operating loss of approximately $9M to $11M • Non-GAAP net loss per share of $0.08 to $0.10 based on approximately 107M to 108M shares Combined Pro Forma • 2017 non-GAAP rev. range: $138M to $142M* • Assumptions at the high-end of the range: • Castlight at $123M • Jiff at $19M • 27%-30% year-over-year growth • Expect to reach cash flow breakeven by the end of 2018 with a cash balance of $60M or greater * Assumes a full year of revenue contribution from Jiff and no impact from purchase accounting adjustments associated with purchase accounting for GAAP purposes. Guidance Castlight plans to provide GAAP revenue guidance for the combined company when it announces financial results for the first quarter of 2017

22 2017 Key Priorities: Focus on Growth 2017 Initiatives Drive faster adoption of our platform offering by new customers Drive customer stickiness and long term success Integrate Castlight and Jiff to unlock the strategic value of our combined company

Investor Overview March 2017

Appendix March 2017

25 Castlight’s Business Model & Go-To-Market Business Model • Platform sold on a price per employee per month (PEPM) basis • Typically three-year contracts • Long-term gross margin target range of 70%- 75% Target Customers • Targets US self-insured employers • Platform purchased by health benefits manager/HR • 211 customers, including 60+ Fortune 500 Go-To-Market • Direct sales team/channel partner approach • Strategic relationships with Anthem and SAP • Expanding relationships with health benefits consultants

26 Jiff Transaction Terms Consideration Castlight to issue approximately 27M shares and options Earnout • Issuance of up to 4M shares issuable upon achievement of specific growth objectives for the Jiff business in FY 2017 • 3M additional shares upon Jiff achieving $25M in net new bookings • 1M additional shares upon Jiff achieving $25M in GAAP revenue Pro Forma Ownership Castlight shareholders to own ~80% of Company and Jiff shareholders to own ~20% of the combined company on a fully-diluted basis Pro Forma Ownership • John Doyle to become CEO of combined company • Derek Newell to become President of combined company • Giovanni Colella will continue in role of executive chairman • Two members of current Jiff board will be appointed to Castlight board Closing Conditions • Subject to satisfaction of customary closing conditions, including approval from Castlight’s stockholders with respect to the issuance of Castlight shares in the transaction • Expected to close at the end of 1Q 2017

Gross Profit: Reconciliation of GAAP to Non-GAAP

	Three Months Ended				
	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Gross profit:					
GAAP gross profit subscription	$ 16,048	$ 16,901	$ 17,861	$ 19,879	$ 23,912
Stock-based compensation	87	108	120	139	139
Amortization of internal-use software	124	244	244	244	244
Reduction in workforce	-	-	5	-	-
Non-GAAP gross profit subscription	$ 16,259	$ 17,253	$ 18,230	$ 20,262	$ 24,295
GAAP gross margin subscription	*80.5%*	*80.3%*	*81.4%*	*83.3%*	*84.9%*
Non-GAAP gross margin subscription	*81.6%*	*81.9%*	*83.0%*	*84.9%*	*86.3%*
GAAP gross loss professional services	$ (4,388)	$ (3,433)	$ (3,220)	$ (2,344)	$ (2,417)
Stock-based compensation	653	477	535	456	493
Capitalization of internal-use software	(30)	-	-	-	-
Reduction in workforce	-	-	99	4	-
Non-GAAP gross loss professional services	$ (3,765)	$ (2,956)	$ (2,586)	$ (1,884)	$ (1,924)
GAAP gross margin professional services	*(318)%*	*(204)%*	*(198)%*	*(143)%*	*(139)%*
Non-GAAP gross margin professional services	*(272)%*	*(176)%*	*(159)%*	*(115)%*	*(111)%*
GAAP gross profit	$ 11,660	$ 13,468	$ 14,641	$ 17,535	$ 21,495
Impact of non-GAAP adjustments	834	829	1,003	843	876
Non-GAAP gross profit	$ 12,494	$ 14,297	$ 15,644	$ 18,378	$ 22,371
GAAP gross margin	*54.7%*	*59.3%*	*62.1%*	*68.8%*	*71.9%*
Non-GAAP gross margin	*58.6%*	*62.9%*	*66.3%*	*72.1%*	*74.8%*

castlight HEALTH

27

28 Operating Expense: Reconciliation of GAAP to Non-GAAP Three Months Ended December 31, March 31, June 30, September 30, December 31, 2015 2016 2016 2016 2016 Operating expense: GAAP sales and marketing 16,579$ 16,282$ 15,452$ 13,143$ 13,923$ Stock-based compensation (1,822) (2,235) (2,219) (2,190) (2,199) Reduction in workforce - - (374) (48) - Non-GAAP sales and marketing 14,757$ 14,047$ 12,859$ 10,905$ 11,724$ GAAP research and development 8,224$ 10,085$ 9,961$ 10,573$ 9,841$ Stock-based compensation (1,154) (1,405) (1,264) (1,631) (1,659) Capitalization of internal-use software 620 - - - - Reduction in workforce - - (118) (18) - Non-GAAP research and development 7,690$ 8,680$ 8,579$ 8,924$ 8,182$ GAAP general and administrative 5,983$ 8,545$ 6,019$ 5,338$ 6,957$ Stock-based compensation (1,069) (1,269) (971) (1,236) (1,267) Litigation settlement - (2,735) (141) - - Reduction in workforce - - (80) (10) - Acquisition expenses - - - - (1,731) Non-GAAP general and administrative 4,914$ 4,541$ 4,827$ 4,092$ 3,959$ GAAP operating expense 30,786$ 34,912$ 31,432$ 29,054$ 30,721$ Impact of non-GAAP adjustments (3,425) (7,644) (5,167) (5,133) (6,856) Non-GAAP operating expense 27,361$ 27,268$ 26,265$ 23,921$ 23,865$ Operating loss: GAAP operating loss (19,126)$ (21,444)$ (16,791)$ (11,519)$ (9,226)$ Impact of non-GAAP adjustments 4,259 8,473 6,170 5,976 7,732 Non-GAAP operating loss (14,867)$ (12,971)$ (10,621)$ (5,543)$ (1,494)$